SELIGMAN GLOBAL FUND SERIES, INC.

EXHIBIT 77C

RESULTS OF MEETING OF SHAREHOLDERS

SELIGMAN GLOBAL SMALLER COMPANIES FUND (THE FUND)
SPECIAL MEETING OF SHAREHOLDERS HELD ON MARCH 10, 2010
(UNAUDITED)

A brief description of the proposal voted upon at the meeting and the votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below. A vote is based on total dollar interest in the Fund.

To approve an Agreement and Plan of Reorganization between the Fund and RiverSource Partners International Small Cap Fund, a series of RiverSource International Managers Series, Inc.

SHARES VOTED "FOR"   SHARES VOTED "AGAINST"   ABSTENTIONS   BROKER NON-VOTES
------------------   ----------------------   -----------   ----------------
   3,227,672.227           182,395.915        140,217.556         0.00